Pernod Ricard

03 FEB 25 AM 7:21

03007389

82-3361

SUPPL

February 14th, 2003

AP/DD/73.2003

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Antoine PERNOD

Encl. : 1page

dlw 3/18

Pernod Ricard

Pernod Ricard: 2002 sales

- **Wine & Spirits: up 78 per cent (4.4 per cent organically)**
- **Financial targets to be comfortably achieved**

Paris, 12 February 2003 – Pernod Ricard reported consolidated sales, excluding duties and tax, of €4,835 million at 31 December 2002, up 6 per cent on the previous year. The Wine & Spirits division posted 78 per cent growth, due mainly to the integration of Seagram brands.

Wine & Spirits:

The Wine & Spirits division reported sales of €1,110 million for fourth-quarter 2002 and €3,407 million for the full year.

Seagram brands

Sales of Seagram brands amounted to €1,416 million, a rise of 3.8 per cent on the 2002 pro-forma figure, despite a €97 million adverse currency impact (-7.1 per cent). Pro-forma organic growth is 2.8 per cent. The €65 million impact of consolidation changes (+4.8 per cent) is attributable chiefly to sales of Sandeman and Four Roses, for which Pernod Ricard is now the distributor.

Pernod Ricard historical brands

The Group's historical brands generated sales of €1,991 million, a rise 3.8 per cent. This breaks down into 4.4 per cent organic growth and a 2.5 per cent adverse currency impact.

The Group's historical growth drivers continued to make headway, with gains of 14 per cent for Amaro Ramazzotti, 12 per cent for Jacob's Creek, 12 per cent for Havana Club, and 7 per cent for Jameson. Anis clawed back some of the ground lost in the first nine months of 2002 (Ricard down 2.9 per cent and Pastis 51 down 2.6 per cent), when consumption was down because of poor summer weather.

Non-core businesses

Sales generated by non-core activities amounted to €1,428 million, a rise of €62 million on the period to end September 2002. This amount reflects the fact that Pernod Ricard withdrew almost totally from non-Wine & Spirits businesses in the course of 2002.

Conclusion

Thanks to firm fourth-quarter sales, and despite the Latin American crisis and adverse currency movements, Pernod Ricard is set to comfortably achieve its financial targets for 2002 in terms of:

- **profitability of the Wine & Spirits business**
- **earnings per share**
- **debt paydown**

ANNEXES

Sales split at 31 December 2002 (€million)

(€ million)	31/12/2001		31/12/2002		Change	Organic growth	Currency effect	Consol. Impact excl Seagram	Consol. Impact Seagram
Total Wines & Spirits	1 918	42%	3 407	70%	77.7%	4.4%	-2.5%	2.0%	1 416
Total Fruit Preparations	1 224	27%	492	10%	-59.8%	-0.9%	-1.7%	57.2%	
Total Distribution	1 414	31%	936	19%	-33.8%	3.2%	-0.3%		
Total Group	**4 555**	**100%**	**4 835**	**100%**	**6.1%**	**2.6%**	**-1.6%**	**-25.9%**	**1 416**

Wines & Spirits, sales split at 31 December 2002 (€million)

(€ million)	31/12/2001		31/12/2002		Change	Organic growth	Currency effect	Consol. Impact excl Seagram	Consol. Impact Seagram
Wines & Spirits France	545	28%	592	17%	8.6%	1.0%	0.0%	0.0%	42
Wines & Spirits Europe	872	45%	1 332	39%	52.6%	6.0%	-0.6%	4.1%	376
Wines & Spirits America	242	13%	831	24%	243.1%	8.8%	-14.5%	0.4%	602
Wines & Spirits ROW	258	13%	652	19%	152.7%	2.1%	-3.1%	0.2%	396
Total Group	**1 918**	**100%**	**3 407**	**100%**	**77.7%**	**4.4%**	**-2.5%**	**2.0%**	**1416**

Key brands growth (vol)	2002 / 2001 12 months	VOL 2002 (Mc9L)
Amaro Ramazzotti	+14,3%	1,1
Jacob's Creek	+11,6%	5,9
Havana Club	+11,6%	1,7
Jameson	+6,6%	1,5
The Glenlivet	+2,3%	0,4
Seagram Gin	-0,4%	3,2
Clan Campbell	-0,9%	1,6
Pastis 51	-2,6%	2,0
Ricard	-2,9%	6,5
Wild Turkey	-5,4%	0,7
Chivas Regal	-9,1%	2,8
Martell	-10,5%	1,0
Total 12 key brands	**+1,1%**	**28,4**